September 30, 2024
VIA EDGAR SUBMISSION

Division of Corporate Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Attn: Joyce Sweeney and Kathleen Collins

Re: GoHealth, Inc.
Form 10-K for the Year Ended December 31, 2023
Form 10-Q for Quarterly Period Ended June 30, 2024
Response Dated July 19, 2024
File No. 001-39390

Dear Ms. Sweeney and Ms. Collins:

On behalf of GoHealth, Inc. (the “Company”, “we”, “management”), I am hereby submitting responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in your letter dated September 16, 2024 with respect to the above-referenced Annual Report on Form 10-K (the “10-K”), Quarterly Report on Form 10-Q (the “10-Q”) and Response. For your convenience, the text of each of the Staff’s comments is set forth in bold font below and is followed by the Company’s response to the comment. Terms not otherwise defined in this letter have the meanings set forth in the 10-K.

Form 10-Q for the Quarterly Period Ended June 30, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations; Key Business Performance and Operating Metrics, page 29

1.
We note your revised disclosure and response to prior comment 2 regarding the Sales per Submission metric. Please refer to and consider the guidance in SEC Release No. 33-10751 and revise your disclosures to address the following:

•	Clarify the intent of the measure and specifically address that it is not reflective of the company's revenue for the reporting period.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will, in future filings, clarify the intent of Sales per Submission and specifically address that it is not reflective of the Company’s revenue for the reporting period. The Company intends to expand its disclosure to include disclosure similar to the following and will continue to assess and revise its disclosure further in the future, as appropriate:

Sales per Submission is an operating metric that represents the average performance of Submissions generated during the reporting period. Sales per Submission is not meant to be considered as an indicator of financial performance in isolation from or as a substitute for the Company’s net revenues. Sales per Submission measures revenues only from the Submissions generated in the period and excludes items that are unrelated to such Submissions, including any impact of revenue adjustments recorded in the period, but relating to performance obligations satisfied in prior periods.

222 W Merchandise Mart Plaza Ste 1740 | Chicago, IL 60654 | 1.888.250.3409 | www.gohealth.com

•
Clarify how the non-agency revenues differ from agency revenues and specifically explain that the company does not receive commissions or fees on subsequent renewals for the non-agency policies. Additionally, explain how the relative proportion of agency and non-agency revenues could impact this metric.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will, in future filings, clarify how the non-agency revenues differ from agency revenues, and how the relative proportion of agency and non-agency revenues could impact this metric. The Company intends to expand its disclosure to include disclosure similar to the following and will continue to assess and revise its disclosure further in the future, as appropriate:

The numerator of Sales per Submission includes revenues generated by Submissions produced in the reporting period through both our agency and non-agency models. Agency revenue refers to the expected amount of initial commission revenue and any renewal commissions to be paid from the health plan partners on such placement as long as the policyholder remains with the same insurance product. Non-agency revenue refers to enrollment and engagement services for which cash is collected in advance or in close proximity to the point in time revenue is recognized, with the amount of variable consideration generally resolved within 90 days of the Submission. The Company does not receive commissions or fees on subsequent renewals for non-agency Submissions.

The mix of agency and non-agency contracts could impact Sales per Submission. The Company has a portfolio of agency and non-agency contracts, varying by health plan partner and product, and the mix of these contracts is dependent on the plans most suitable for the consumers we serve.

•	To the extent fluctuations in the relative proportion of agency and non-agency revenues have a significant impact on the metric, discuss this in your fluctuation analysis of results.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will, in future filings, discuss, if material, how the relative proportion of agency and non-agency revenues impacts Sales per Submission.

•	Explain the relationship between partner marketing revenue and submissions. Also, revise your revenue recognition policy to clarify your reference to "over time" recognition for this revenue stream.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will, in future filings, explain the relationship between partner marketing revenue and Submissions and clarify our reference to “over time” recognition for this revenue stream. The Company intends to expand its disclosure to include disclosure similar to the following and will continue to assess and revise its disclosure further in the future, as appropriate:

The Company is compensated by its health plan partners for providing marketing services over a predetermined measurement period. The Company recognizes revenues over the measurement period as Submissions are generated and generally gets paid a fixed fee per Submission that results in either a policy effectuating or staying in-force through the rapid disenrollment period, or 90 days post-effectuation.
222 W Merchandise Mart Plaza Ste 1740 | Chicago, IL 60654 | 1.888.250.3409 | www.gohealth.com

2.	Regarding the Direct Operating Costs per Submission metric and response to prior comment 3, please refer to and consider the guidance in SEC Release No. 33-10751 and revise to address the following:

•
Remove the reconciliation that starts with total consolidated operating expense and revise to disclose the composition of this metric by describing the three expense categories and related adjustments that comprise it.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will, in future filings, revise the presentation of Direct Operating Cost per Submission similar to the following and will continue to assess and revise its disclosure further in the future, as appropriate:

Direct Operating Cost per Submission is an operating metric that represents the average performance of Submissions generated during the reporting period. Direct Operating Cost per Submission measures costs directly attributable to Submissions generated in the period and excludes costs that are indirect or fixed. The following table shows Direct Operating Cost per Submission for the periods presented:
	Three months ended Jun. 30,2024	Three months ended Jun. 30,2023
Direct Operating Cost per Submission	$641	$725

The numerator of Direct Operating Cost per Submission is the portion of the respective operating expenses for revenue share, marketing and advertising, and consumer care and enrollment that are directly related to the Submissions generated in the reporting period.

Revenue share represents variable expense related to agency and non-agency Submissions generated in the reporting period by our external agents with whom we have a revenue sharing arrangement. These amounts exclude items that are unrelated to Submissions generated in the reporting period such as the impact to revenue share resulting from revenue adjustments recorded in the period, but relating to performance obligations satisfied in prior periods by our external agents. Marketing and advertising expense consists primarily of expenses associated with acquiring consumers through the Company’s direct, online advertising and marketing partner channels as well as through online, television, and direct mail advertisements. A significant portion of our marketing and advertising expenses is driven by the number of health insurance applications submitted through us. Such costs are direct and variable with Submissions. These amounts exclude items that are unrelated to Submissions generated in the reporting period such as share-based compensation expense. Consumer care and enrollment expenses primarily consist of compensation and benefits costs for enrollment personnel who assist consumers during the health plan enrollment and application processes, and such expenses are generally variable with Submissions. These amounts exclude items that are unrelated to Submissions generated in the reporting period such as share-based compensation expense and Non-Encompass BPO Services.

•
Describe the type of costs included in each of revenue share, marketing and advertising expense and customer care and enrollment and why such costs are considered direct and variable costs of submissions.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will, in future filings, describe the type of costs included in the calculation of Direct Operating Cost per Submission. Refer to the response in the first bullet point of this comment.
222 W Merchandise Mart Plaza Ste 1740 | Chicago, IL 60654 | 1.888.250.3409 | www.gohealth.com

•	Clarify that this metric excludes indirect/fixed costs.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will, in future filings, clarify that this metric excludes indirect and fixed costs. Refer to the response in the first bullet point of this comment.

•	Regarding costs related to lookback adjustments, clarify that the adjustment relates solely to revenue share.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will, in future filings, clarify that Lookback Adjustments relate to solely revenue share. Refer to the response in the first bullet point of this comment.

3.
We note your revised disclosure and response to prior comment 4. It appears that your Adjusted Direct Operating Margin per Submission measure represents a measurement of performance or profit. Please revise to remove this measure from your future filings.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will, in future filings, remove the measure of Adjusted Direct Operating Margin per Submission.

222 W Merchandise Mart Plaza Ste 1740 | Chicago, IL 60654 | 1.888.250.3409 | www.gohealth.com